UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number:  000-21272

CUSIP NUMBER

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	October 1, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Sanmina-SCI Corporation
Full Name of Registrant

Former Name if Applicable

2700 North First Street
Address of Principal Executive Office (Street and Number)

San Jose, California 95134
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Sanmina-SCI Corporation (the “Company”) and its outside independent registered accounting firm, are currently in the process of completing their assessment of the effectiveness of the Company’s internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. Certain disclosures relating to this assessment are required in connection with filing the Company’s annual report on Form 10-K.  Management and its independent registered accounting firm must complete their assessment of the internal control over financial reporting and the independent registered public accounting firm must then also audit management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of October 1, 2005.  This process is not expected to be completed in time for the company to file its report on Form 10-K for the fiscal year ended October 1, 2005 (the “2005 Form 10-K”) by the due date December 15, 2005. The Company intends to file the 2005 Form 10-K as soon as practicable, and in any event within the 15-day extension period afforded by SEC Rule 12b-25 under the Securities Act, which would expire on December 30, 2005.

The Company anticipates that the consolidated financial statements for fiscal 2005 that will be reported in the 2005 Form 10-K will not differ from the Company’s consolidated financial statements that were reported in the Company’s press release dated November 3, 2005, except for one reclassification.  The reclassification consists of recording a portion of the valuation allowance relating to our U.S. deferred tax asset through additional paid-in capital rather than income tax expense.  As a result, $9.7 million was reclassified from additional paid-in capital to the income tax expense.  The net effect of this item was to increase the Company’s net loss for the year by $9.7 million from the amount previously reported.  Except for the one reclassification, there were no other changes made to the amounts included in the consolidated financial statements that were reported in the Company’s press release dated November 3, 2005.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	David L. White	408	964-3500
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Sanmina-SCI Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 15, 2005	By	David L. White
David L. White, Executive Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).